UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

PositiveID Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
73740J 100
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	7

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,367,963

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,874,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,692,963

WITH	10	SHARED DISPOSITIVE POWER

		5,874,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,241,971

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	3	of	7

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,785,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,785,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,785,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100	Page	4	of	7

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,343,519

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,089,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		818,519

WITH	10	SHARED DISPOSITIVE POWER

		1,089,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,432,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	5	of	7

This Amendment No. 8 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, formerly known as VeriChip Corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, and March 26, 2010 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

On May 4, 2010, the Issuer’s Compensation Committee approved the issuance of 675,000 Shares of restricted stock to Mr. Silverman and 525,000 Shares of restricted stock to Mr. Caragol in lieu of cash salary for the remainder of 2010 and in lieu of the minimum cash bonus obligation to Messrs. Silverman and Caragol.

On May 13, 2010, R&R received 29,452 Shares as interest for entering into the stock loan arrangements with Optimus.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

(a) –(b)

Scott R. Silverman

Mr. Silverman beneficially owns 9,241,971 Shares, representing 30.2% of the outstanding Shares, which includes 529,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Silverman has sole voting power over 3,367,963 Shares held directly by Mr. Silverman.  Mr. Silverman has sole dispositive power over 1,692,963 Shares which are held directly by Mr. Silverman.  Mr. Silverman lacks dispositive power over 1,675,000 Shares held directly by Mr. Silverman which are restricted as to transfer until January 1, 2011 (837,500 Shares) and January 1, 2012 (837,500 Shares).

Mr. Silverman shares dispositive and voting power over 5,874,008 Shares.  These Shares consist of (i) 1,089,000 Shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 4,785,008 Shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R.

R&R

R&R beneficially owns 4,785,008 Shares, representing 15.9% of the outstanding Shares.  Mr. Silverman, as the control person of R&R, may be deemed to share voting and dispositive power with R&R over the 4,785,008 Shares.

William J. Caragol

Mr. Caragol beneficially owns 3,432,519 Shares, representing 11.3% of the outstanding Shares, which includes 354,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Caragol has sole voting power over 2,343,519 Shares which are held directly by Mr. Caragol.  Mr. Caragol has sole dispositive power over 818,519 Shares that he directly owns.  Mr. Caragol lacks dispositive power over

CUSIP No.	73740J 100	Page	6	of	7

1,525,000 Shares, which are restricted as to transfer until January 1, 2011 (762,500 Shares) and January 1, 2012 (762,500 Shares).

Mr. Caragol shares dispositive and voting power over 1,089,000 Shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman.

(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference.

On May 4, 2010, the Issuer’s Compensation Committee approved the issuance of 675,000 Shares of restricted stock to Mr. Silverman and 525,000 Shares of restricted stock to Mr. Caragol. These restricted Shares vest according to the following schedule: (i) 50% vest on January 1, 2011; and (ii) 50% vest on January 1, 2012.  The restricted Shares were issued in lieu of cash salary for the remainder of 2010 and in lieu of the minimum cash bonus obligation to Messrs. Silverman and Caragol.

On May 12, 2010, R&R demanded the return of 2.7 million Shares loaned to Optimus pursuant to the Purchase Agreement.  On May 13, 2010, R&R received from Optimus the 2.7 million Shares loaned plus 29,452 Shares as interest for entering into the stock loan arrangements with Optimus.

Effective May 24, 2010, the Voting Agreement among Messrs. Silverman, Caragol and Shaw and R&R and Blue Moon was terminated.

Except as described in this Schedule 13D/A, no transactions involving the securities of the Issuer were effected since the last Schedule 13D/A was filed.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman, R&R, or Mr. Caragol.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following information:

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described herein, to the knowledge of Mr. Silverman, R&R, and Mr. Caragol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman, R&R, and Mr. Caragol, and any other person, with respect to any securities of the Issuer.

CUSIP No.	73740J 100	Page	7	of	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2010

/s/ William J. Caragol, Attorney-in-Fact

Name: Scott R. Silverman

/s/ William J. Caragol

Name: William J. Caragol

R & R CONSULTING PARTNERS, LLC

/s/ William J. Caragol, Attorney-in-Fact

Name: Scott R. Silverman

Title: Managing Member